February 12, 2019

FORM C-AR: Annual Report

Ironclad Distillery, Inc.



ANNUAL REPORT FOR THE FISCAL YEAR ENDED
DECEMBER 31

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C -AR") is being furnished by Ironclad Distillery, Inc., a Virginia Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Series Seed Preferred Stock (the "Securities") offered and sold by the Company pursuant to Regulation Crowdfunding under the Securities Act of 1933, as, amended, for fiscal year ended December 31, 2017. A copy of this report may be found on the Company's website at www.ironcladdistillery.com.

  The Company raised $449,741.50 from investors in the offering of Securities described in the previously filed Form C and this Form C-AR. The minimum amount of Securities that could be purchased was $104.00 per investor (which could have been waived by the Company, in its sole and absolute discretion). The Company had the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. No federal or state securities commission or regulatory authority has recommended or approved the securities. The U.S. Securities and Exchange Commission ("SEC") does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.ironcladdistillery.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or

Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold by the Company or another party, or 5) the liquidation or dissolution of the Company.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. We have sold Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR-. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

BUSINESS

Description of the Business
Ironclad Distillery, Inc. (the "Company") is a Virginia Corporation, formed on May 22, 2014. The Company is located at 124 23rd St., Newport News, VA 23607. The Company's website is www.ironcladdistillery.com. The information available on or through our website is not a part of this Form C-AR. The address of counsel to the issuer for copies of notices is BEVILACQUA PLLC, 1050 Connecticut Avenue, NW, Suite 500, Washington, DC 20036, Attention: Louis A. Bevilacqua, Esq.

We ferment, distill, age, and bottle bourbon – one batch at a time - using only Virginia-grown grains. Our distillery is located within the 30,000 square-foot S.W. Holt & Co. warehouse built in 1913 and located in Newport News, Virginia. We currently sell through several Virginia Alcoholic Beverage Control Authority (the "Virginia ABC") stores and through the Naval Base Exchange in Virginia Beach, Virginia.

Business Plan

Since sales began in October 2016, we have sold all available inventory each month. Over the next two years, we are planning to expand distribution of our bourbon across Virginia and into other states. Up to this point, we have had a limited volume of available products, which has inhibited us from expanding beyond our current geographical market. With the new production capacity installed in 2018, we can begin to plan our expansion, partner with distributers, and identify the products that will be distributed out-of-state. The Company will need to undertake significant distilling and marketing efforts in order to execute the planned expansion.

On average, prior to August 2018, we were placing 87 gallons of distillate in barrels for aging per month. Since then, we have purchased new equipment that has enabled us to place 457 gallons in barrels each month. We would like to continue to increase the amount of distillate we place in barrels each month, however, we need more capital to buy additional barrels, grain, and utilities as the barreled product ages and becomes ready for bottling. Historically, we have relied on 15 gallon barrels because, despite costing the same amount as 30- and 53-gallon barrels, the 15 gallon barrels "age" faster. We generally age our bourbon in 15 gallon barrels for 14 to 16 months. Our plan is to transition to using only 30- and 53- gallon barrels by 2020, thereby reducing our barrel cost substantially and increasing our production rate.

We anticipate that our new production inventory will finish aging and be ready to sell around the beginning of 2020. Older production from our previous equipment will continue to be sold through our existing markets. Our goal is to saturate Virginia ABC stores, gain more shelf space, and gain positions in stores in which we currently do not sell products. In addition, we would like to find a distributor to help us expand into one additional state during 2019 which we view as an opportunity to increase our market presence and expand our brand. In 2020, when we expect to have new product available, we hope to move into other states with the same distributor. However, in order for us to penetrate the remaining Virginia ABC stores, we will need to increase our marketing efforts by hosting tastings in these outlying stores. In order to host the tastings, we will need to hire additional staff to travel to the stores, lodge overnight, and pitch our product. The same will be true of any new state in which we begin to market.

With proceeds from our last equity crowdfunding raise, we built a tasting room and distillery store within our distillery. The tasting room space includes plush seating, a cozy lounge, and a large tasting bar where customers can order seasonal Ironclad bourbon cocktails. Ironclad built the space with a "rustic-luxe" aesthetic that features tufted leather, warm rugs, vintage chandeliers, exposed brick and concrete, and one farmhouse-worth of reclaimed wood. The Distillery shop, where customers can purchase a bottle of Ironclad Bourbon, also features bourbon-related goods and historical souvenirs related to the ironclad warships. Purchased items are wrapped in reproduced newspaper headlines from the day after the *Battle of the Ironclads* from the Civil War. We also plan to expand the tasting room to enable the use of space for larger events. We plan to open the area in the front of the building that is under roof to a seating area for cigar smokers and to add some extra seating areas.

History of the Business

The Company was incorporated in Virginia on May 22, 2014 with the purpose of making and selling great bourbon. As of December 2018, the Company has sold more than 13,000 bottles of its Ironclad Bourbon.

The Company's Products and/or Services

Product / Service	Description	Current Market
Bourbon	Hand crafted, small batch bourbon	Consumers above the age of 21 located in the state of Virginia

Small Batch Bourbon

Ironclad's signature product is our small-batch bourbon whiskey which is made — from grain to bottle — one batch at a time. We ferment, double-distill, age, and bottle our product all under one roof. Ironclad also aims to highlight the best of Virginia by sourcing select grains from a family farm in Charles City. Ironclad's signature small batch bourbon is made from local Virginia corn, wheat, and rye, along with malted barley, and aged in new, American oak charred barrels. Each batch is double distilled in a 500-gallon stainless steel vat utilizing a Scotch bonnet and four-plate column still and generally aged for two summers. The result is a sweet opening and a dry spice pop that's equally suited for drinking straight up or in cocktails.

Unique Bourbons

In addition to our signature small-batch bourbon we also produce several uniquely-flavored bourbons:

- Bourbon finished in coffee casks: Single-barrel-distilled from Virginia corn, wheat, and rye, along with malted barley, then finished for three months in used Missouri white oak barrels that had original flavored espresso beans in Norfolk, Virginia. Only available at the Ironclad Distillery Shop.

- Bourbon finished in maple syrup casks: Featuring Ironclad's signature four-grain bourbon, finished for six months in used barrels that had originally flavored pure maple syrup in Waddington, New York. Only available at the Ironclad Distillery Shop.

- Bourbon finished in honey casks: Featuring Ironclad's signature four-grain bourbon and finished for six months in used barrels that had originally flavored all-natural, pepper-infused honey from Richmond, Virginia. Only available at the Ironclad Distillery Shop.

Straight Bourbon

We also produce a straight bourbon. Similar to our signature small-batch, the straight bourbon uses Virginia corn, wheat, and rye along with malted barley, and is double-distilled in a five-hundred-gallon steam heated combination. It is aged for a minimum of two years in new, American white oak barrels, but is sold in a larger 750 ml bottle and has a slightly higher alcohol content than our small-batch counterpart.

We also have the following inventory aging in Ironclad's barrel room:

- 76 15-gallon barrels
- 38 30-gallon barrels
- 4 53-gallon barrels

Competition

The Company's primary competitors are other small-batch, hand-crafted bourbon distillers.

There are several notable bourbon producers in the U.S., and Ironclad Distillery directly competes with several Virginia-based distillers that also sell their small-batch bourbon at Virginia ABC stores. The Company is the only distillery in Newport News, Virginia.

We utilize local history to promote our product since our distillery is within viewing distance from the site of the historic Battle of the Ironclads from the U.S. Civil War. The distillery's name comes from the historic Civil War battle that was the first combat between ironclad warships — the USS Monitor and the CSS Virginia. We believe we are priced competitively with other high-end bourbons so as not to be confused with bottom-shelf products.

Supply Chain and Customer Base

Three of our four grains, corn, wheat and rye, are sourced locally from one of the largest growers in Virginia. This family-owned grower has invested $50,000 in a hammer mill to grind our grains as well as totes that each hold 2,000 pounds of grain that we use to transport grain back and forth from his nearby farm. Our malted barley comes from a supplier in North Carolina that sources primarily from North America.

We primarily sell through Virginia ABC retail stores and our Distillery Stores. Since October 2016, we have sold more than 13,000 bottles. Each 375ml bottle of Ironclad Bourbon retails for $38.69.

We also generate revenue from branded merchandise sales (e.g. hats and t-shirts), barrel sales, private events, and tastings.

Intellectual Property and Research and Development

Licenses

Licensor	Licensee	Description of Rights Granted
Alcohol and Tobacco Tax and Trade Bureau	DSP-VA-20023	**DSP** - Basic Permit for the production, distillation, storage and sale of beverage alcohol.

Real Property

The Company owns or leases the following real property:

Property Address	Own or Lease	Description
124 23rd St. Newport News, Virginia 23607	Our building is owned by, and leased from, BKO LLC, which is owned by Carol King, wife of Stephen King	30,000 square-foot building with three floors. Brick and concrete construction.

Governmental/Regulatory Approval and Compliance

Our business has been and will continue to be subject to the Virginia ABC, and various other U.S. laws and regulations. Failure to comply with these laws and regulations could subject us to administrative and legal proceedings and actions by these various governmental bodies.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Stephen King

All positions and offices held with the Company and date such position(s) was held with start and ending dates
President, May 2014 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
President - responsible for managing financials, helping with distilling, planning, sales, bottling, and other operational duties.

Education
BS, Economics, University of Missouri, MBA, University of Maryland, Masters course work in accounting at University of Pittsburgh, Dale Carnegie Leadership Training

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Name
Kara King

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CMO, December 2014 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
December 2014 to present: Marketing, company social media, build-out planning, bottling, cleaning, sales, bartending

Education
BA Journalism, American University of Paris

Name
Owen King

All positions and offices held with the Company and date such position(s) was held with start and ending dates
COO, May 22, 2014 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
May 2014 to present: Bourbon production, bottling, cleaning, bartending

Education
BS, Communication, Millersville University

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Stephen King

All positions and offices held with the Company and date such position(s) was held with start and ending dates
President, May 2014 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
President - responsible for managing financials, helping with distilling, planning, sales, bottling, and other operational duties.

Education
BS, Economics, University of Missouri, MBA, University of Maryland, Masters course work in accounting at University of Pittsburgh, Dale Carnegie Leadership Training

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Name
Kara King

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CMO, December 2014 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
December 2014 to Present: Marketing, company social media, build-out planning, bottling, cleaning, sales, bartending

Education
BA Journalism, American University of Paris

Name
Owen King

All positions and offices held with the Company and date such position(s) was held with start and ending dates
COO, May 22, 2014 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
May 2014 to Present: Bourbon production, bottling, cleaning, bartending

Education
BS, Communication, Millersville University

Control/Major Decisions

The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Issuance of additional Securities	Board of Directors
Incurrence of indebtedness	Board of Directors
Sale of property, interests or assets of the Company	Board of Directors
Determination of the budget	Board of Directors
Determination of business strategy	Board of Directors
Dissolution of liquidation of the Company	Board of Directors

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Virginia law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

As of the date of this Form C-AR, the Company currently has 7 full-time equivalent employees in Virginia.

RISK FACTORS

Risks Related to the Company's Business and Industry

We rely on other companies to provide basic ingredients for our products.

We depend on these suppliers to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. We purchase the raw materials used in the distilling of our spirits from a number of domestic and foreign third-party suppliers. Malt is an agricultural product and therefore many outside factors, including weather conditions, farmers rotating out of hops or barley to other crops, pests, government regulations and legislation affecting agriculture, could affect quality, price and supply. We are exposed to the quality of the barley crop each year, and significant failure of a crop would adversely affect our costs. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two suppliers for a particular basic ingredient.

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Our bourbon business uses oak barrels to age the bourbon we produce.

We compete with wine producers and other spirits producers for such oak barrels, which may be in limited supply. If we are unable to purchase a sufficient number of oak barrels at commercially reasonable prices, it could have a material adverse effect on the growth prospects, financial condition and results of operations of our business.

We source certain packaging materials, bottles, corks, labels, caps and other shipping materials from a number of third-party suppliers and, in some cases, single-source suppliers.

Although we believe that alternative suppliers are available, the loss of any of our packaging material suppliers could adversely affect our results of operations and financial condition. Our inability to preserve the current economics of these agreements could expose us to significant cost increases in future years.

If we are not able to expand our production capacity our business will not be able to grow.

If we are not be able to purchase the additional, higher capacity distilling equipment that we need to expand production, our business will not be able to grow. If we are not able to expand our production, we will not be able to increase our sales and as a result, our profits and business prospects will suffer.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Stephen King, Kara King and Owen King in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Stephen King, Kara King and Owen King die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals; and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirement**s.**

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

We are subject to governmental regulations affecting our distillery and tasting rooms.

Federal, state and local laws and regulations govern the production and distribution of spirits, including permitting, licensing, trade practices, labeling, advertising and marketing, distributor relationships and various other matters. To operate our distillery, we must obtain and maintain numerous permits, licenses and approvals from various governmental agencies, including the Alcohol and Tobacco Tax and Trade Bureau, the Food and Drug Administration, state alcohol regulatory agencies and state and federal environmental agencies. A variety of federal, state and local governmental authorities also levy various taxes, license fees and other similar charges and may require bonds to ensure compliance with applicable laws and regulations. Our tasting rooms are subject to alcohol beverage control regulations that generally require us to apply to a state authority for a license that must be renewed annually and may be revoked or suspended for cause at any time. These alcohol beverage control regulations relate to numerous aspects of daily operations of our tasting rooms, including minimum age of patrons and employees, hours of operation, advertising, trade practices, inventory control and handling, storage and dispensing of alcohol beverages. Noncompliance with such laws and regulations may cause the Alcohol and Tobacco Tax and Trade Bureau or any particular state or jurisdiction to revoke its license or permit, restricting our ability to conduct business, assess additional taxes, interest and penalties or result in the imposition of significant fines.

Additionally, regulation of the distilled spirits industry in Virginia is very strict. For example, limitations on the size of tastings in local distilleries and disproportionate sales charges applied by the Virginia ABC could negatively impact our ability to generate sales and profits.

The craft spirits business is seasonal in nature, and we are likely to experience fluctuations in results of operations and financial condition.

Sales of craft spirits products are somewhat seasonal, with the second quarter historically having lower sales than the rest of the year.

Our business is substantially dependent upon awareness and market acceptance of our products and brands.

Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse affect on our revenues and financial results.

The development and commercialization of our Ironclad Bourbon is highly competitive.

We face competition with respect to our current bourbon offerings and any other products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide and other local distilleries in Virginia. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved distilled spirits and thus may be better equipped than us to develop and commercialize bourbon related products. We also expect to that we will compete with some of these other companies in the future as we grow and need to recruit and retain qualified personnel or acquire competitive technologies. Smaller or early stage companies, especially those located in Virginia, may also prove to be significant competitors. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our bourbon products will achieve broader market acceptance and our ability to generate meaningful additional revenues from our existing products.

If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could diminish the value of our business.

We are currently an attractive brand for our customers because our products are high quality and generate retail sales at a premium margin relative to their shelf space. This is due to both our premium price point and our sales velocity. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics, retailers may decrease their orders of our products and downgrade the in-store placement of our products, which could have an adverse effect on our business and results of operations.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	200,000*
Voting Rights	One vote per shareholder
Anti-Dilution Rights	n/a
How this Security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	n/a
Percentage ownership of the company by the holders of such securities	74.3%

*This number reflects a 100 to 1 forward split completed on June 22, 2017

Type of security	Series Seed Preferred Stock
Amount outstanding	69,191
Voting Rights	One vote per shareholder
Anti-Dilution Rights	n/a
Percentage ownership of the Company by the holders of such securities	25.7%

The Company has the following debt outstanding:

Type of debt	Accounts Payable
Name of creditor	Multiple Vendors
Amount outstanding	$21,271.05
Interest rate and payment schedule	n/a
Amortization schedule	n/a
Describe any collateral or security	n/a
Maturity date	n/a
Other material terms	Accounts Payable is an interest-free operating debt that has no defined maturity date

Type of debt	Equipment Lease
Name of creditor	Boston Capital Leasing
Amount outstanding	$61,885
Interest rate and payment schedule	Monthly payments of $1,509.39
Describe any collateral or security	Equipment (Whiskey Still)
Maturity date	November 2020
Other material terms	Company has the option to purchase the whiskey still at the end of the term for $1.00

Type of debt	Promissory Note
Name of creditor	BB&T
Amount outstanding	$9,891.62
Interest rate and payment schedule	6.65% interest rate, monthly payments of $554.20
Describe any collateral or security	All inventory, equipment, accounts (receivables), chattel paper, instruments (including but not limited to promissory notes), letter-of-credit rights, letters of credit, documents, deposit accounts, investment property, money, other rights to payment and performance, and general intangibles; together with all insurance policies and refunds, all good will, all records and data and embedded software, all equipment, inventory, and software to utilize, create, maintain, and process any records and data on electronic media, and all supporting obligations relating to the foregoing property
Maturity date	September 6, 2020
Other material terms	N/A

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number of Units Sold	Amount of Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Preferred Equity (Series Seed Preferred Units)	69,191	$449,741.50	Tasting room buildout and the purchase of new, more efficient, and higher capacity distilling equipment	June 30, 2017	Regulation Crowdfunding (CF)

Valuation

The current valuation of the Company is $2,500,784.39.

Ownership
The company is primarily owned by three stockholders - Stephen King (25.26%), Owen King (24.52%), Kara King (24.52%)

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Stephen King	25.26%
Owen King	24.52%
Kara King	24.52%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations
We believe that our prior earnings and cash flows are not indicative of future earnings and cash flow. We hope to increase production volume by purchasing additional supplies, increase marketing, and expand distribution. Additionally, we plan to upgrade our tasting room to enable the hosting of larger events as well as add outdoor seating areas.

The Company currently requires approximately $13,000.00 a month to sustain operations.

Liquidity and Capital Resources

The Company may seek additional financing in order to increase production, allocate additional resources to marketing, and expand distribution in the next 12 months.

The Company does not have any additional sources of capital other than the proceeds from the prior Securities offering and on-going revenues from operations.

Capital Expenditures and Other Obligations

The Company has made the following material capital expenditures in the past two years:
Bottling line, forklift, fermenters, electrical upgrades, codes compliance, mixers, furniture, mash tun, cooker, plumbing, electrical upgrades, new bathroom, bar, fixtures, and steam boiler.

The Company intends to make the following material capital expenditures in the future:
Expand the tasting room by moving one wall, add additional HVAC, build out outdoor seating area, and minor electrical upgrades.

We are leasing our still for a period of five years with a $1 buyout at the end. The monthly lease payment is $1,755.

Material Changes and Other Information

Trends and Uncertainties
The Company does not currently believe it is subject to any trends or uncertainties.

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE SECURITIES

Authorized Capitalization
See "CAPITALIZATION AND OWNERSHIP" above.

We are authorized to issue 500,000 shares of Common Stock, par value $0.0001 per share, and 75,000 shares of Series Seed Preferred Stock $0.0001 par value per share.

As of the date of this Form C-AR, we have 200,000 shares of Common Stock and 69,191 shares of Series Seed Preferred Stock issued and outstanding.

Our Common Stock

Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election. Apart from preferences that may be applicable to any holders of preferred stock outstanding at the time, holders of our common stock are entitled to receive dividends, if any, ratably as may be declared from time to time by the Board out of funds legally available therefor. Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive ratably our net assets available after the payment of all liabilities and liquidation preferences on any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Our Series Seed Preferred Stock

Voting and Other Rights

Holders of Series Seed Preferred Stock of the Company will vote on all matters coming before the stockholders on an as converted basis, which means that each share of Series Seed Preferred Stock will initially equate to one vote. Approval of a majority of the Series Seed Preferred Stock is required to (i) adversely change rights of the Series Seed Preferred Stock; (ii) change the authorized number of shares; (iii) authorize a new series of Preferred Stock having rights senior to or on parity with the Series Seed Preferred Stock; (iv) redeem or repurchase any shares (other than pursuant to employee or consultant agreements); (v) declare or pay any dividend; (vi) change the number of directors; or (vii) liquidate or dissolve, including any change of control.

Proxy Granted to MicroVenture, Marketplace Inc.

Each holder of Series Seed Preferred Stock appointed MicroVenture Marketplace, Inc. as the sole and exclusive attorney and proxy of such holder, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that the holders of Series seed Preferred Stock are entitled to do so) with respect to all of the shares of Series Seed Preferred Stock of the Company. This means that the holders of Series Seed Preferred Stock will have no right to vote any of their shares until the Proxy is terminated, and the Proxy will only terminate upon the mutual agreement of the Company and MicroVenture Marketplace, Inc.

Liquidation Preference

If the Company is liquidated (including a sale of the Company that is deemed a liquidation) each holder of Series Seed Preferred Stock, will receive one times the original purchase price plus declared but unpaid dividends, if any, on each share of Series Seed Preferred Stock, as the case may be, with the balance of proceeds being paid to the holders of Common Stock. A merger, reorganization or similar transaction will be treated as a liquidation. Holders of Series Seed Preferred Stock will have the opportunity to convert to common stock immediately prior to a liquidation if they choose to do so.

Conversion

Each share of Series Seed Preferred Stock is convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Financial Information

Purchasers who have invested at least $50,000 will be considered ("Major Purchasers") and will receive standard information and inspection rights.

Future Rights

The Series Seed Preferred Stockholders will be given the same rights as the next series of Preferred Stock (with appropriate adjustments for economic terms) upon the consummation of the next Preferred Stock financing of the Company.

Participation Rights

Major Purchasers will have the right to participate on a pro rata basis in subsequent issuances of equity securities.

Other Rights

All outstanding shares are, validly issued, fully paid and nonassessable.

Voting and Control

The holders of Common Stock, Series Seed Preferred Stock have the following voting rights: one vote per share

The following table sets forth who has the authority to make the certain Company appointments:

Appointment of the Managers or Board of Directors of the Company	Holders of Common Stock and Series Seed Preferred Stock; provided, however, that the Proxy Holder is the only person that has the right to vote the Series Seed Preferred Stock.
Appointment of the Officers of the Company	The Board of Directors of the Company

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Series Seed Preferred Stock.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Rent

Related Person/Entity	Carol King - Stephen's wife, Owen and Kara's mother
Relationship to the Company	none
Total amount of money involved	$750.00
Benefits or compensation received by related person	rental income
Benefits or compensation received by Company	operating space
Description of the transaction	Rental payments made to BKO LLC, owner of our building, which is owned by Carol King

Current Interest in Property

Related Person/Entity	Carol King - Stephen's wife, Owen and Kara's mother
Relationship to the Company	none
Total amount of money involved	$750.00
Benefits or compensation received by related person	rental income
Benefits or compensation received by Company	none
Description of the transaction	Our building is owned by BKO LLC which is owned by Carol King

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company may enter into loan transactions or other capital raising transactions simultaneous with this Offering and the Company may engage in increased advertising and marketing activities in order to promote this Offering.

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Stephen King
(Signature)

Ironclad Distillery, Inc.
(Name)

President
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Stephen King
(Signature)

Ironclad Distillery, Inc.
(Name)

President
(Title)

February 12, 2019
(Date)

EXHIBITS
Exhibit A   Financial Statements

EXHIBIT A
Financial Statements

IRONCLAD DISTILLERY, INC.

Reviewed Financial Statements For The Years Ended December 31, 2017

February 8, 2019



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Ironclad Distillery, Inc.
Newport News, VA

We have reviewed the accompanying financial statements of Ironclad Distillery, Inc. (a corporation), which comprise the balance sheet as of December 31, 2017, and the related statements of income and retained earnings and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me (us) to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
February 8, 2019

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008

IRONCLAD DISTILLERY, INC
BALANCE SHEET
DECEMBER 31, 2017

ASSETS

CURRENT ASSETS	
Cash	$ 221,498
Accounts Receivable	30,312
Inventory	18,626
TOTAL CURRENT ASSETS	270,436
NON-CURRENT ASSETS	
Aging Inventory	125,425
Property, Plant & Equipment, Net	138,391
Lease Asset, Net	54,930
Intangible Assets, Net	32,076
TOTAL NON-CURRENT ASSETS	350,821
TOTAL ASSETS	621,257

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts Payable	24,462
Tax Payable	502
TOTAL CURRENT LIABILITIES	24,964
NON-CURRENT LIABILITIES	
Leased Liability, Net	54,929
TOTAL LIABILITIES	79,893
SHAREHOLDERS' EQUITY	
Common Stock (500,000 shares authorized; 200,000 issued; no par value)	2,000
Preferred Stock (75,000 shares authorized; 69,191 issued; no par value)	449,744
Additional Paid in Capital	152,724
Retained Earnings (Deficit)	(63,104)
TOTAL SHAREHOLDERS' EQUITY	541,363
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 621,257

Reviewed- See accompanying notes.

IRONCLAD DISTILLERY, INC
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2017
_____

Operating Income		
Sales	$	144,765
Cost of Goods Sold		11,735
Gross Profit		133,030
Operating Expense		
Professional Services		35,060
General & Administrative		30,997
Advertisement		18,005
Auto		14,283
Depreciation		14,631
Repair & Maintenance		9,669
Rent		9,000
Insurance		8,223
Equipment Rental		5,775
Equipment Purchases		576
Amortization		406
		146,625
Net Income from Operations		(13,595)
Other Income (Expense)		
Interest Income		450
State and Local Tax		(8,236)
Interest Expense		(11,140)
Net Income	$	(32,521)

IRONCLAD DISTILLERY, INC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017
_____

Cash Flows From Operating Activities

Net Income (Loss) For The Period	$	(32,521)
Change In Accounts Receivable		(22,613)
Change In Inventory		(72,519)
Change In Depreciation		14,631
Change In Amortization		406
Change In Accounts Payable		4,656
Change in Tax Payable		(431)
Net Cash Flows From Operating Activities		(108,390)

Cash Flows From Investing Activities

Change in Building Improvements	(96,799)
Change in Intangible Assets	(32,482)
Change in Leased Asset	(2,388)
Net Cash Flows From Investing Activities	(131,669)

Cash Flows From Financing Activities

Change in Loans	(41,900)
Change in Preferred Stock	449,744
Change in Additional Paid in Capital	47,946
Change in Leased Liability	2,388
Net Cash Flows From Investing Activities	458,177

Cash at Beginning of Period		3,380
Net Increase (Decrease) In Cash		218,117
Cash at End of Period	$	221,498

IRONCLAD DISTILLERY, INC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017
_____

Beginning Equity	$	(30,583)
Change in Common Stock		2,000
Change in Preferred Stock		449,744
Change in Additional Paid In Capital		152,724
Change in Retained Earnings		(32,521)
Ending Equity	$	541,363

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Ironclad Distillery, Inc. ("the Company") is a corporation organized under the laws of Virginia. The Company operates a distillery that produces a variety of alcoholic beverages.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern through February 8, 2020 (one year after the date that the financial statements are available to be issued). The Company sustained a net loss in 2017.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. Management will reduce production in order to limit barrel and grain expense. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties with development of a new enterprise, including, but not limited to, cost technological innovation, protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates were not used in the preparation of this review.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. Revenue is stated net of taxes collected by the Company on behalf of governmental entities.

Fixed Assets

The Company capitalizes assets with an expected useful five years or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

The Company rents a portion of its equipment under a non-cancellable capital lease. The lease will expire in 2021. Future minimum payments of $1,509.39 are due every month with an option to purchase the equipment at the end of the lease for $1.00.

Preferred Stock

The Company has authorized a class of stock known as "preferred stock." There are no voting rights associated with these shares and any future dividends payments to the shareholders are at the discretion of management.

Rent

The Company currently occupies office space under a non-cancellable operating lease. The lease expires in October of 2019 and may be renewed at the option of the Company at the then-current market rate. Future minimum payments due are $750 per month.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained a net operating loss during fiscal years 2017. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected not to recognize an allowance to account for them in the financial statements. Under current law, net operating losses may be carried forward indefinitely. The Company's federal tax filings for 2017, will remain subject to review by the Internal Revenue Service until 2021, respectively.

The Company is subject to income tax filing requirements in the State of Virginia. The Company's tax filings in the State of Virginia for 2017 remain subject to review by that State until 2021.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. This guidance was effective in the first annual period ended after December 15, 2016, and interim periods thereafter, for public entities. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and no later than for annual reporting periods beginning after December 15, 2018, for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for public entities and no later than for annual reporting periods beginning after December 15, 2018, for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for public entities and no later than for annual reporting periods beginning after December 15, 2019, and interim period within fiscal years beginning after December 15, 2019 for non-public entities.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted.

NOTE D- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and

Level 3 **-** Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach **-** Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach **-** Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

The Company has a single customer whose purchases account for the vast majority of the Company's sales. This may subject the company to risk should there be a decline in the customer's future orders.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before February 8, 2019, the date that the financial statements were available to be issued.



IRONCLAD DISTILLERY, INC.

Financial Statements

(With Independent Accountants' Review Report Thereon)

December 31, 2016 and 2015

Bauer & Company, LLC



BAUER & COMPANY
audit & accounting services

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Management of
Ironclad Distillery, Inc.:

We have reviewed the accompanying financial statements of Ironclad Distillery, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Bauer & Company, LLC

BAUER & COMPANY, LLC
Austin, Texas
June 29, 2017

Bauer & Company, LLC
5910 Courtyard Drive #230 Austin, TX 78731
Tel 512.731.3518

Ironclad Distillery, Inc.
Balance Sheets
December 31, 2016 and 2015
(unaudited)

	2016	2015
Assets		
Current assets		
Cash and cash equivalents	$ 3,380	$ 1,776
Accounts receivable, net	7,699	-
Inventory	79,676	28,667
Current assets	90,755	30,443
Property and equipment, net	41,225	37,592
Total assets	$ 131,980	$ 68,035
Liabilities and Stockholder's Equity		
Current liabilities		
Accounts payable and accrued expenses	$ 20,739	$ 11,277
Total current liabilities	20,739	11,277
Grants payable	18,000	18,000
Total liabilities	38,739	29,277
Stockholder's Equity		
Common stock, no par value; 5,000 shares authorized, 2,000 shares issued and outstanding as of December 31, 2016 and 2015, respectively	-	-
Additional paid-in capital	148,678	68,327
Accumulated deficit	(55,437)	(29,569)
Total stockholder's equity	93,241	38,758
Total liabilities and stockholder's equity	$ 131,980	$ 68,035

See accompanying notes to the financial statements and the independent accountants' review report.

Ironclad Distillery, Inc.
Statements of Operations
For the Years Ended December 31, 2016 and 2015
(unaudited)

		2016		2015
Revenues	$	51,535	$	420
Cost of revenues		39,525		-
Gross margin		12,010		420
Operating expenses				
Depreciation		3,647		1,634
Rent and occupancy		9,000		6,000
Tools and supplies		-		10,300
Insurance		4,257		-
Licenses and taxes		4,310		920
Advertising and other		2,579		3,199
Automobile		2,608		117
General and administrative		9,653		4,569
Total operating expenses		36,054		26,739
Loss from operations		(24,044)		(26,319)
Other expense (income)				
Interest expense		1,825		-
Other income		(1)		-
Total other expense (income), net		1,824		-
Loss before income taxes		(25,868)		(26,319)
Income tax expense		-		-
Net loss	$	(25,868)	$	(26,319)

See accompanying notes to the financial statements and the independent accountants' review report.

Ironclad Distillery, Inc.
Statements of Stockholders' Equity (Deficit)
For the Years Ended December 31, 2016 and 2015
(unaudited)

| | Common stock | | Additional Paid-in | Accumulated | |
	Shares	Amount	Capital	Deficit	Total
Balances at December 31, 2014	-	$ -	$ -	$ (3,250)	$ (3,250)
Issuance of common stock	2,000	-	2,000	-	2,000
Stockholder contributions	-	-	66,327	-	66,327
Net loss	-	-	-	(26,319)	(26,319)
Balances at December 31, 2015	2,000	$ -	$ 68,327	$ (29,569)	$ 38,758
Stockholder contributions	-	-	80,351	-	80,351
Net loss	-	-	-	(25,868)	(25,868)
Balances at December 31, 2016	2,000	$ -	$ 148,678	$ (55,437)	$ 93,241

See accompanying notes to the financial statements and the independent accountants' review report.

Statements of Cash Flows
For the Years Ended December 31, 2016 and 2015
(unaudited)

	2016	2015
Cash flows from operating activities:		
Net loss	$ (25,868)	$ (26,319)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	3,647	1,634
Changes in operating assets and liabilities:		
Accounts receivable	(7,699)	-
Inventory	(51,009)	(28,667)
Accounts payable and accrued expenses	9,462	8,027
Net cash used in operating activities	(71,467)	(45,325)
Cash flows from investing activities:		
Purchase of property and equipment	(7,280)	(39,226)
Net cash used in investing activities	(7,280)	(39,226)
Cash flows from financing activities:		
Proceeds from grants	-	18,000
Stockholder contributions	80,351	66,327
Issuance of common stock	-	2,000
Net cash provided by financing activities	80,351	86,327
Net increase in cash	1,604	1,776
Cash and cash equivalents at beginning of year	1,776	-
Cash and cash equivalents at end of year	$ 3,380	$ 1,776
Supplemental disclosure of cash flow information:		
Interest paid during the year	$ -	$ -
Income taxes paid during the year	$ -	$ -

See accompanying notes to the financial statements and the independent accountants' review report.

Note 1 - Nature of Business

Ironclad Distillery, Inc. (the "Company"), a Virginia corporation, commenced operations in May 2014.

The Company is a craft distillery that owns a distillery in Newport News, Virginia, where it makes and sells branded distilled whiskey products. The Company's principal product is bourbon whiskey. The Company started production in 2015 at its original location.

Note 2 – Liquidity and Capital Resources

The Company has experienced net losses during the years ended December 31, 2016 and 2015. The Company's prospects are subject to the risks, expenses and uncertainties frequently encountered by companies in rapidly evolving markets. These risks include the failure to market the Company's offerings, as well as other risks and uncertainties. The Company may also be adversely affected by factors influencing and impacting the industries of its potential customer base.

The Company has historically funded its operations through equity financing. The Company's ability to continue to generate positive cash flows depends on a variety of factors, including the continued development and successful marketing of the opportunities it provides to businesses. Successful transition to attaining profitable operations is dependent upon achieving a level of revenue adequate to support the Company's cost structure. Management of the Company expects to be successful in maintaining sufficient working capital and will manage operations commensurate with its level of working capital. In the event the Company does not successfully implement its ultimate business plan or raise additional capital, certain assets may not be recoverable.

Note 3 - Significant Accounting Policies

Basis of accounting
The accompanying financial statements were prepared using accounting principles generally accepted in the United States of America. Certain prior period amounts have been reclassified to conform to current presentation.

Cash and cash equivalents
For purposes of the statements of cash flows, the Company considers short-term investments, which may be withdrawn at any time without penalty, which will become available within one year from the date of the financial statements, to be cash equivalents.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Inventories
Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out ("FIFO") method.

Note 3 - Significant Accounting Policies (continued)

Property and equipment
Property and equipment consist principally of machinery and equipment, furniture and fixtures and leasehold improvements. Property and equipment are stated at cost with depreciation provided using the straight- line method over the estimated useful life of the depreciable assets ranging from three to fifteen years.

Expenditures for maintenance and repairs are charged to expense as incurred. Major expenditures for additions, replacements and betterments are capitalized. When assets are sold, retired or fully depreciated the cost, reduced by the related amount of accumulated depreciation, is removed from the accounts and any resulting gain or loss is recognized as income or expense.

The Company reviews long-lived assets, including property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. To determine recoverability of its long lived assets, the Company evaluates the probability that future undiscounted cash flows, without interest charges, will be less than the carrying amount of the assets.

Revenue recognition
Sales are recognized when merchandise is shipped, risk of loss and title passes to the customer and the Company has no further obligations to provide services related to such merchandise.

Cost of revenues
Cost of revenues consists of the cost of the product, inbound freight charges, purchasing and receiving costs, merchandise handling and storage costs and internal transfer costs.

Marketing costs
The Company expenses marketing costs as incurred.

Income taxes
The Company has elected to be taxed as an S-Corp for U.S. federal income tax purposes. As such, the Company does not pay U.S. federal corporate income taxes on its taxable income. Instead, the members are liable for individual U.S. federal income taxes on their respective shares of taxable net income.

The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. Future changes in unrecognized tax benefits requirements could have a material impact on the results of operations.

The Company is subject to tax examinations relating to federal and state tax returns back to the Company's inception in 2014.

Note 3 - Significant Accounting Policies (continued)

Financial instruments and credit risk
Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents and accounts receivable from customers. Cash is deposited in demand accounts in federal insured domestic institutions to minimize risk. Although the balances in these accounts can exceed the federally insured limit from time to time, the Company has not incurred losses related to these deposits. Accounts receivable are generally unsecured.

The amounts reported for cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, and accrued payroll are considered to approximate their market values based on comparable market information available at the respective balance sheet dates due to their short-term nature. The notes payable charge interest at fixed rates; however, the balances as of December 31, 2016 and 2015 approximate fair value due to the proximity of the agreements to the balance sheet date.

Note 4 – Property and Equipment

Property and equipment consists of the following at December 31, 2016 and 2015:

	2016	2015
Machinery and equipment	$ 7,518	$ 7,518
Furniture and fixtures	7,580	300
Leasehold improvements	31,408	31,408
Subtotal	46,506	39,226
Less accumulated depreciation	(5,281)	(1,634)
Total	$ 41,225	$ 37,592

Depreciation expense for the years ended December 31, 2016 and 2015 was $3,647 and $1,634, respectively.

Note 5 –Grants Payable

In September 2015, the Company entered into a performance agreement with the Economic Development Authority (the "Authority") of Newport News, Virginia. The Authority was awarded a grant of $18,000 from the Governor's Agriculture & Forestry Industries Development Fund for the purpose of inducing the Company to expand and improve an agriculture and/or forestry processing facility using Virginia-grown products in the city of Newport News, Virginia. In order to receive the funds, the Company must meet the criteria in the performance agreement by October 31, 2018 (the "Performance Date"). If the Authority determines the Company cannot meet the Performance Date, the grant must be repaid. The outstanding balance is $18,000 at December 31, 2016 and 2015.

Note 6 - Capital Stock

As of December 31, 2016, the Company has authorized the issuance of 5,000 shares of capital stock with no par value. The total number of shares of common stock the Company is authorized to issue is 5,000.

Note 7 - Commitments and Contingencies

Lease arrangements
The Company leases distillery and office space under non-cancelable operating leases expiring in September 2019 from a company owned by a stockholder. Rent expense on the Company's operating leases was approximately $9,000 and $6,000 for the years ended December 13, 2016 and 2015, respectively.

Future minimum lease payments under these leases as of December 31, 2016 are as follows:

2017	$	9,000
2018		9,000
2019		6,750
	$	24,750

Litigation
The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk Management
The Company is subject to various claims and liabilities in the ordinary course of business. The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

Note 8 – Related Party Transactions

The Company leases distillery and office space under non-cancelable operating lease expiring in September 2019 from a company owned by a stockholder. Rent expense on the Company's operating lease was approximately $9,000 and $6,000 for the years ended December 13, 2016 and 2015, respectively. The Company also has related party payables to a company owned by a stockholder in the amounts of $20,739 and $11,277, respectively.

Note 9 - Subsequent Events

On June 27, 2017, the Company revoked its S-Corp status for U.S. federal income tax purposes.

On June 22, 2017, the Company amended its Articles of Incorporation. The Company increased the authorized number of common shares from 5,000 to 500,000 shares of common stock, with no par value. Further, the Company approved a stock-split of 100 shares of common stock per original issuance of common stock. Thus, the 2,000 shares of common stock outstanding as of December 31, 2016 are changed into and become 100 common shares for each share, for a total of 200,000 shares outstanding.

Note 9 - Subsequent Events

On May 18, 2017, the Company entered into an agreement with Democracy VC, LLC ("the Portal") to offer up to $450,008 of financial interests through a revenue promissory agreement to eligible investors electronically through the Portal's website. The agreement was signed in accordance with the exemption from registration of securities under Section 4(a)(6) of the Securities Act of 1933, which permits crowdfunding securities offerings over the internet by eligible users.

Management of the Company has evaluated subsequent events through June 29, 2017, the date the financial statements were available to be issued.